Inditex S.A

Edificio Inditex
Avda de la Diputación
15142 Arteixo
A Coruña, España
Tel +34 981 18 5350
Fax +34 981 18 5351
www.inditex.com

03 DEC 30 7:21

INDITEX

FILE Nº 82-5185

Securities and Exchange Commission
Attention: Filing Desk
450 Fifth Street
Washington, D.C. 20549
USA

03045439

PROCESSED
JAN 13 2004
THOMSON FINANCIAL

16 December 2003

SUPPL

Dear Sirs,

Re: **INDUSTRIA DE DISEÑO TEXTIL, S.A. (INDITEX, S.A.) – FILE Nº 82-5185**

We are furnishing pursuant to Rule 12g3-2(b) under the United States Securities Exchange Act of 1934, as amended, the following enclosed documents which have been filed with the Spanish Exchange Commission *(Comisión Nacional del Mercado de Valores)*:

- Third quarter results for fiscal year 2003 in CNMV *(Comisión Nacional del Mercado de Valores)* required format.
- Annex to third quarter results.
- Presentation regarding the consolidated results for third quarter of fiscal year 2003 filed with the CNMV.
- Information on significant events (Hechos Relevantes) filing information with the CNMV regarding the amendment of the Internal Regulations of Conduct of the company.
- Press release related to the consolidated results for third quarter of fiscal year 2003 filed with the CNMV.

Please acknowledge receipt of these documents by stamping the enclosed receipt copy of this letter and returning it using the envelope and air-bill enclosed.

Should you have any questions regarding the information furnished, please contact either Mr. Antonio Abril Abadín or myself at 011-34-981-18 53 50

Sincerely yours,

Jaime Carro Merchán
General Counsel's Office

Enclosures

dlw 1/7

INDITEX

OTRAS COMUNICACIONES

El beneficio neto de Inditex creció un 4% y las ventas un 16% en los nueve primeros meses del ejercicio 2003

- **El crecimiento de la cifra de negocio a tipos de cambio constantes fue del 20%**
- **La estimación de aperturas para 2003 se incrementa hasta un máximo de 380 nuevas tiendas**
- **En los nueve primeros meses del ejercicio se han realizado inversiones por valor de 400 millones de euros y se han abierto 260 tiendas**
- **La plantilla ha crecido en 4.031 personas en este periodo, hasta un total de 36.566 empleados**

11 de diciembre de 2003.- El volumen de negocio de Inditex alcanzó en los nueve primeros meses de 2003 la cifra de 3.200 millones de euros, un 16 % más que en el mismo periodo del año anterior, y el beneficio neto se incrementó en un 4%, hasta 285 millones de euros. El crecimiento de las ventas consideradas a tipos de cambio constantes se situó en un 20% al término del tercer trimestre de 2003, a pesar de que el difícil entorno comercial mantiene las ventas en superficie comparable con valores negativos

Las ventas en unidades durante el transcurso del segundo semestre (Agosto a Noviembre) han crecido al 26% aproximadamente, trece puntos porcentuales por encima del crecimiento de ventas a tipos constantes. El precio medio de las unidades vendidas es inferior al precio medio del mismo periodo del ejercicio anterior. Dichas variaciones se deben al tipo de productos vendidos, y no a actividades promocionales ni a modificaciones en la estructura de precios.

Las ventas fuera de España aumentan hasta alcanzar un 53,8% del total. El mayor crecimiento, tanto en ventas como en resultados, se ha producido en Europa, donde los ingresos crecieron un 22%. Las ventas en América disminuyen su peso hasta el 12,4% del total por la depreciación de sus divisas respecto al euro.

Formato	Aperturas previstas en 2003				Total 2002
	Rango			% Interna-cional	
ZARA	95	-	100	75%	65
KIDDY'S CLASS	46	-	48	15%	18
PULL & BEAR	51	-	54	25%	47
MASSIMO DUTTI	45	-	50	50%	27
BERSHKA	58	-	62	40%	46
STRADIVARIUS	33	-	36	15%	33
OYSHO	4	-	5	15%	38
ZARA HOME	23	-	25	10%	0
Total	355	-	380		274

Desde el inicio del ejercicio 2003 se han llevado a cabo inversiones por valor de 400 millones de euros y se han abierto 260 nuevas tiendas. Entre las últimas aperturas realizadas por las distintas cadenas destacan las de Zara, Zara Home y Massimo Dutti en Londres; Bershka y Massimo Dutti en París; Zara en Roma, Dublín, Tokio, Kuala Lumpur, Washington y Las Vegas; y Bershka en Amsterdam. Esta última cadena abrirá la próxima semana en Milán su primera tienda en Italia.

La previsión para el conjunto del ejercicio se sitúa entre 355 y 380 nuevas aperturas. El grupo ha creado desde el cierre del pasado ejercicio un total de 4.031 nuevos empleos, pasando de 32.535 empleados a 36.566.

Acuerdos del Consejo

El Consejo de Administración de Inditex, en su reunión de hoy, ha acordado modificar el Reglamento Interno de Conducta en materias relativas a los Mercados de Valores para adaptarlo a la Ley 26/2003 "de Transparencia". Se establecen determinadas limitaciones adicionales para operar con títulos de la compañía, entre ellas la limitación a los Consejeros de Inditex para operar con valores afectados tan sólo en los 45 días posteriores a la publicación de resultados trimestrales.

Para más información:
INDITEX *Comunicación Corporativa* *+34 981 185 400*
comunicacion@inditex.com *www.inditex.com*

Cuenta de resultados del tercer trimestre de 2003

Grupo Inditex

Cuenta de resultados del tercer trimestre de 2003

Datos en millones de euros

	3er Trimestre 2003 (*)	3er Trimestre 2002 (*)	Var % 03/02	Año 2002
Cifra de negocios	3.199,9	2.758,1	16%	3.974,0
Coste de ventas	(1.572,8)	(1.307,8)		(1.926,2)
Margen bruto	**1.627,0**	**1.450,4**	**12%**	**2.047,8**
Margen Bruto porcentual	*50,8%*	*52,6%*		*51,5%*
Gastos operativos	(1.026,5)	(844,5)	22%	(1.179,7)
Cash flow de explotación (EBITDA)	**600,5**	**605,8**	**(1%)**	**868,1**
Margen EBITDA	*18,8%*	*22,0%*		*21,8%*
Amortizaciones	(157,4)	(140,5)	12%	(185,4)
Amortización fondo de comercio	(7,0)	(7,3)		(9,5)
Provisiones	(8,8)	(10,6)		(13,7)
Resultado de operaciones (EBIT)	**427,4**	**447,4**	**(4%)**	**659,5**
Margen EBIT	*13,4%*	*16,2%*		*16,6%*
Resultado financiero neto	(5,9)	(27,2)		(30,0)
Resultado ordinario	**421,4**	**420,3**	**0%**	**629,5**
Margen Ordinario	*13,2%*	*15,2%*		*15,8%*
Resultados extraordinarios	(19,9)	(16,6)		(14,5)
Beneficio antes de impuestos	**401,5**	**403,7**	**(1%)**	**615,1**
Margen antes de impuestos	*12,5%*	*14,6%*		*15,5%*
Impuestos	(112,4)	(125,1)		(172,6)
Beneficio consolidado	**289,1**	**278,6**	**4%**	**442,5**
	9,0%	*10,1%*		*11,1%*
Resultado atribuido a la minoría	(4,4)	(4,4)		(4,4)
Beneficio atribuido a la sociedad dominante	**284,6**	**274,1**	**4%**	**438,1**
Margen Neto	*8,9%*	*9,9%*		*11,0%*
Beneficio por acción, céntimos de euro (**)	**45,7**	**44,0**	**4%**	**70,3**

(*) Datos sin auditar

(**) Calculado sobre 623.330.400 acciones

Balance de situación consolidado al cierre del tercer trimestre de 2003

Grupo Inditex

Balance de situación consolidado al 31 de octubre de 2003

Datos en millones de euros

	31 octubre 2003 (*)	31 octubre 2002 (*)	31 enero 2003
ACTIVO			
Inmovilizado neto (**)	2.021,8	1.782,5	1.791,3
Fondo de comercio	55,6	64,9	62,6
Gastos a distribuir en varios ejercicios	14,6	15,1	13,9
Total activo fijo	**2.092,0**	**1.862,5**	**1.867,8**
Existencias	589,5	429,4	382,4
Deudores	272,2	293,7	237,7
Inversiones fin. temporales y tesorería	304,5	257,5	516,0
Ajustes por periodificación	8,7	8,5	9,8
Total activo circulante	**1.175,0**	**989,0**	**1.146,0**
TOTAL ACTIVO	**3.266,9**	**2.851,5**	**3.013,8**
PASIVO			
Fondos propios	**1.950,6**	**1.637,7**	**1.761,3**
Minoritarios, ingresos a distribuir y provisiones	83,1	85,3	69,0
Deuda financiera a largo plazo	139,3	134,8	129,3
Otras deudas a largo plazo	41,4	40,8	41,4
Pasivo largo plazo	**263,7**	**260,8**	**239,8**
Deuda financiera a corto plazo	96,3	116,7	144,5
Acreedores comerciales y no comerciales	956,3	836,3	868,2
Pasivo a corto plazo	**1.052,6**	**953,0**	**1.012,7**
TOTAL PASIVO	**3.266,9**	**2.851,5**	**3.013,8**

(*) Datos sin auditar

(**) Incluye autocartera por 89.313 euros a 31 de octubre de 2003 y 447.000 euros a 31 de octubre de 2002 y 31 de enero de 2003

FILE Nº 82-5185

Referencia de Seguridad

GENERAL

VERSION 3.2.0

AVANCE TRIMESTRAL DE RESULTADOS CORRESPONDIENTES AL:

TRIMESTRE 3 **AÑO** 2004

Denominación Social :
INDUSTRIA DE DISEÑO TEXTIL, S. A. (INDITEX)

Domicilio Social :	**N.I.F.**
Avenida de la Diputación, Edificio Inditex. Arteixo, La Coruña. España.	**A-15075062**

Personas que asumen la responsabilidad de esta información, cargos que ocupan e identificación de los poderes o facultades en virtud de los cuales ostentan la representación de la sociedad:	Firma:
Borja de la Cierva y Álvarez de Sotomayor.- Director Financiero	

A) AVANCE TRIMESTRAL DE RESULTADOS

Uds.: Miles de Euros		INDIVIDUAL		CONSOLIDADO	
		Ejercicio Actual	Ejercicio Anterior	Ejercicio Actual	Ejercicio Anterior
IMPORTE NETO DE LA CIFRA DE NEGOCIO (1)	0800	1425749	1242942	3199877	2758146
RESULTADO ANTES DE IMPUESTOS	1040	235176	183934	401490	403703
RESULTADO DESPUÉS DE IMPUESTOS	1044	217324	177004	289073	278555
Resultado atribuido a socios externos	2050			-4431	-4447
RESULTADO DEL EJERCICIO ATRIBUIDO A LA SOCIEDAD DOMINANTE	2060			284642	274108
CAPITAL SUSCRITO	0500	93500	93500		
NÚMERO MEDIO DE PERSONAS EMPLEADAS	3000	638	596	36566	30063

B) EVOLUCION DE LOS NEGOCIOS

(Aunque de forma resumida debido al carácter sintético de esta información trimestral, los comentarios a incluir dentro de este apartado, deberán permitir a los inversores formarse una opinión suficiente acerca de la actividad desarrollada por la empresa y los resultados obtenidos durante el período cubierto por esta información trimestral, así como de su situación financiera y patrimonial y otros datos esenciales sobre la marcha general de los asuntos de la sociedad).

Ver memorando anejo sobre evolución de los negocios.

C) BASES DE PRESENTACION Y NORMAS DE VALORACION

(En la elaboración de los datos e informaciones de carácter financiero-contable incluidos en la presente información pública periódica, deberán aplicarse los principios, normas de valoración y criterios contables previstos en la normativa en vigor para la elaboración de información de carácter financiero-contable a incorporar a las cuentas anuales y estados financieros intermedios correspondiente al sector al que pertenece la entidad. Si excepcionalmente no se hubieran aplicado a los datos e informaciones que se adjuntan los principios y criterios de contabilidad generalmente aceptados exigidos por la correspondiente normativa en vigor, este hecho deberá ser señalado y motivado suficientemente, debiendo explicarse la influencia que su no aplicación pudiera tener sobre el patrimonio, la situación financiera y los resultados de la empresa o su grupo consolidado. Adicionalmente, y con un alcance similar al anterior, deberán mencionarse y comentarse las modificaciones que, en su caso y en relación con las últimas cuentas anuales auditadas, puedan haberse producido en los criterios contables utilizados en la elaboración de las informaciones que se adjuntan. Si se han aplicado los mismos principios, criterios y políticas contables que en las últimas cuentas anuales, y si aquellos responden a lo previsto en la normativa contable en vigor que le sea de aplicación a la entidad, indíquese así expresamente).

En la elaboración de la presente información trimestral correspondiente al tercer trimestre de 2003 se han aplicado los mismos principios contables y normas de valoración que en el tercer trimestre del ejercicio precedente. Dichos principios coinciden con los utilizados en la elaboración de las últimas cuentas anuales individuales y consolidadas formuladas por los Administradores de la Sociedad.

Asimismo, el ejercicio contable actual se corresponde al período comprendido entre el 1 de febrero de 2003 y el 31 de enero de 2004, que señalamos como "Ejercicio 2003" en todas nuestras informaciones.

D) DIVIDENDOS DISTRIBUIDOS DURANTE EL PERIODO

(Se hará mención de los dividendos distribuidos desde el inicio del ejercicio económico)

		% sobre Nominal	Euros por acción (x,xx)	Importe (miles de Euros)
1. Acciones Ordinarias	3100	93,3	0,14	87266
2. Acciones Preferentes	3110			
3. Acciones sin Voto	3120			

Información adicional sobre el reparto de dividendos (a cuenta, complementario, etc.)

Anexo en la hoja siguiente

E) HECHOS SIGNIFICATIVOS (*)

		SI	NO
1. Adquisiciones o transmisiones de participaciones en el capital de sociedades cotizadas en Bolsa determinantes de la obligación de comunicar contemplada en el art. 53 de la LMV (5 por 100 y múltiplos)	3200		X
2. Adquisiciones de autocartera determinantes de la obligación de comunicar según la disposición adicional 1ª de la LSA (1 por 100)	3210		X
3. Otros aumentos o disminuciones significativos del inmovilizado (participaciones superiores al 10% en sociedades no cotizadas, inversiones o desinversiones materiales relevantes, etc)	3220		X
4. Aumentos y reducciones del capital social o del valor de los títulos	3230		X
5. Emisiones, reembolsos o cancelaciones de empréstitos	3240		X
6. Cambios de los administradores o del consejo de administración	3250	X	
7. Modificaciones de los estatutos sociales	3260	X	
8. Transformaciones, fusiones o escisiones	3270		X
9. Cambios en la regulación institucional del sector con incidencia significativa en la situación económica o financiera de la sociedad o del grupo	3280		X
10. Pleitos, litigios o contenciosos que puedan afectar de forma significativa a la situación patrimonial de la sociedad o del grupo	3290		X
11. Situaciones consursales, suspensiones de pagos, etc.	3310		X
12. Acuerdos especiales de limitación, cesión o renuncia, total o parcial, de los derechos políticos y económicos de las acciones de la sociedad	3320		X
13. Acuerdos estratégicos con grupos nacionales o internacionales (intercambio de paquetes accionariales, etc)	3330		X
14. Otros hechos significativos	3340	X	

(*) Marcar con una "X" la casilla correspondiente, adjuntando en caso afirmativo anexo explicativo en el que se detalle la fecha de comunicación a la CNMV y a la SRVB.

Información adicional sobre el reparto de dividendos (a cuenta, complementario, etc.)

Con fecha valor 24 de julio de 2003 se distribuyó un dividendo por un importe bruto de 14 céntimos de euro por acción con cargo a los resultados de 2002.

F) ANEXO EXPLICATIVO HECHOS SIGNIFICATIVOS

PUNTO 6

- La Junta General Ordinaria de Accionistas, celebrada el día 18 de julio de 2003, acordó aprobar y ratificar el nombramiento de D. Antonio Abril Abadín como vocal del Consejo de Administración, acordado por este Órgano en su reunión de 12 de diciembre de 2002, y designar al Sr. Abril Abadín para desempeñar el cargo de consejero por el plazo de cinco años previsto en los Estatutos Sociales a contar desde la fecha de dicha Junta General.

- El Consejo de Administración, en su reunión celebrada el día 18 de julio de 2003, teniendo en cuenta la ratificación y designación de D. Antonio Abril Abadín como consejero de la Sociedad por el plazo de cinco años acordada por la Junta General de accionistas celebrada ese mismo día, procedió al nombramiento de D. Antonio Abril Abadín como miembro y Secretario de su Comisión Ejecutiva.

PUNTO 7

Modificaciones de los Estatutos Sociales de la Compañía aprobadas por la Junta General Ordinaria de Accionistas, celebrada el día 18 de julio de 2003:

- Nueva redacción dada al apartado 3 del artículo 15 de los Estatutos Sociales, incorporando a los mismos una mención a la figura del Reglamento de la Junta General, atribuyendo su aprobación a la propia Junta.

- Modificación del apartado 1 del artículo 18 de los Estatutos Sociales, introduciendo una mejora técnica a la anterior redacción, en el sentido de precisar que debe mantenerse el número mínimo de acciones para asistir a la Junta hasta la celebración de la misma.

- Modificación del apartado 2 del artículo 20 de los Estatutos Sociales, por la que se elimina el requisito de adjuntar al acta de la Junta General los documentos en los que constan las representaciones conferidas para asistir a la Junta, haciéndose constar las representaciones en la lista de asistentes y conservando la Sociedad en sus archivos los documentos en los que constan las representaciones conferidas, dado que la incorporación de estos documentos al acta, por un lado, no aporta información adicional y conlleva, sin embargo, un aumento excesivo en el número de folios de este documento, ya de por sí voluminoso, con el consiguiente coste económico para la Sociedad y, por otro, implica además que los documentos en los que constan las representaciones deban guardarse en el protocolo del Notario correspondiente en lugar de en los archivos societarios, ubicación esta última mucho más conveniente.

- Modificación del apartado 1 del artículo 22 de los Estatutos Sociales, a los efectos de determinar que la persona designada por la Junta General para presidir ésta en ausencia del Presidente deberá tener la condición de accionista de la Sociedad.

- Supresión del segundo párrafo del apartado 6 del artículo 22 de los Estatutos Sociales en el que se establecía un requisito de mayoría cualificada para la aprobación de determinados acuerdos.

- Adición de un nuevo apartado 2 al artículo 24 de los Estatutos Sociales, incluyendo una referencia genérica a los deberes de diligencia y lealtad de los Administradores, remitiendo su concreción y desarrollo al Reglamento del Consejo de Administración.

- Adición de un nuevo apartado 3 al artículo 24 de los Estatutos Sociales, introduciendo en los mismos la mención al compromiso de elaboración y publicación por la sociedad de un informe anual sobre gobierno corporativo.

- Modificación del apartado 3 del artículo 25 de los Estatutos Sociales, eliminando la exigencia de que el Presidente del Consejo de Administración tenga que ser designado de entre los miembros con una antigüedad como consejero superior a tres años, salvo voto favorable de las dos terceras partes del Consejo.

- Modificación del apartado 2 del artículo 27 de los Estatutos Sociales, introduciendo la posibilidad de celebrar las reuniones del Consejo por medio de multiconferencia telefónica, videoconferencia o sistema análogo, e incluyendo la regulación de las indicaciones que deben constar en la convocatoria respecto de las reuniones en las que se vayan a hacer uso de dichos medios técnicos, las condiciones mínimas de comunicación que deberán permitir dicho medios (comunicación directa y simultanea entre todos los asistentes) y la constancia que de todo ello deberá reflejarse en las correspondientes actas de las reuniones.

- A los efectos de dar cumplimiento a la Ley 44/2002, se dio una nueva redacción al artículo 30 de los Estatutos Sociales, con el objeto de incluir en los mismos la regulación del Comité de Auditoría y Control.

- Teniendo en cuenta la nueva redacción dada al artículo 30 de los Estatutos Sociales, se procedió a una nueva numeración de artículos, manteniendo todos ellos su redacción, desde el antiguo artículo "30.- Remuneración de los Consejeros" hasta el artículo "41.- Resolución de conflictos", ambos inclusive.

PUNTO 14

- Con fecha 20 de febrero de 2003 la Sociedad remitió información sobre el Comité de Auditoría.

- Con fecha 12 de junio de 2003 se comunicó el acuerdo del Consejo de Administración de convocar Junta General Ordinaria de Accionistas en la sede social el día 18 de julio de 2003, a las 12 horas, en primera convocatoria, y al día siguiente, en el mismo lugar y a la misma hora, en segunda convocatoria, así como los asuntos incluidos en el orden del día de la misma.

- Con fecha 27 de junio de 2003 se comunicó la publicación del anuncio de convocatoria de la Junta General de Accionistas en el Boletín Oficial del Registro Mercantil y en tres periódicos provinciales, adjuntando copia de la convocatoria.

- Con fecha 18 de julio de 2003 se comunicaron los acuerdos adoptados por la Junta General Ordinaria de Accionistas de la Sociedad celebrada ese día, que fueron los siguientes:

· Aprobación de las cuentas anuales e informe de gestión de la Sociedad y de su grupo consolidado, correspondientes al ejercicio social 2002, finalizado el 31 de enero de 2003, así como de la gestión social.
· Aprobación de la aplicación del resultado del ejercicio y distribución de dividendos.
· Ratificación y nombramiento de consejero.
· Modificación de los Estatutos Sociales.
· Aprobación del Reglamento de la Junta General de Accionistas.
· Autorización al Consejo de Administración para la adquisición derivativa de acciones propias.
· Otorgamiento de facultades para ejecución de acuerdos.

- Con fecha 4 de septiembre de 2003 se comunicó que el Consejero-Director General D. Juan Carlos Rodríguez Cebrián había comunicado ese día a la CNMV la venta de 513.270 acciones de la Sociedad.

- Con fecha 8 de septiembre de 2003 se comunicó la apertura de las primeras tiendas ZARA en Suecia y Eslovenia.

- Con fecha 24 de octubre de 2003 se remitió información completa sobre los cambios estatutarios en relación con el Comité de Auditoría y Control así como la composición del mismo.

INSTRUCCIONES PARA LA CUMPLIMENTACION DEL AVANCE TRIMESTRAL DE RESULTADOS (GENERAL)

-.Los datos numéricos solicitados, salvo indicación en contrario, deberán venir expresados en miles de euros, sin decimales, efectuándose los cuadres por redondeo.

-.Las cantidades negativas deberán figurar con un signo menos (-) delante del número correspondiente.

-.Junto a cada dato expresado en cifras, salvo indicación en contrario, deberá figurar el del período correspondiente al ejercicio anterior.

-. DEFINICIONES:

(1) El importe Neto de la Cifra de Negocios comprenderá los importes de la venta de productos y los de prestación de servicios correspondientes a las actividades ordinarias de la sociedad deducidas las bonificaciones y demás reducciones sobre ventas, así como el impuesto sobre el valor añadido y otros impuestos directamente relacionados con la citada cifra de negocios.

FILE N° 82-5185

INDITEX

INDITEX, S.A.
CONSOLIDATED RESULTS FOR THE THIRD QUARTER 2003

1 February to 31 October 2003

- **Net sales reach €3,199.9 million, 16% higher than the first nine months of FY2003.**
- **Operating cash flow (EBITDA) stands at €600.5 million, 1% lower.**
- **Operating income (EBIT) comes to €427.4 million, 4% lower.**
- **Net income reaches €284.6 million (46 € cents per share), 4% higher.**
- **Opening of 260 stores in the first nine months of FY2003 (107 openings in Q3). The Group foresees the opening of between 355 and 380 new stores in FY2003.**

This document is of a purely informative nature and does not constitute an offer to sell, exchange or buy, or the solicitation of an offer to buy, securities issued by any of the companies mentioned herein.

This document contains forward-looking statements. All statements other than statements of historical fact included herein, including, without limitation, those regarding our financial position, business strategy, management plans and objectives for future operations are forward-looking statements. Any such forward-looking statements are subject to risk and uncertainty and thus could differ materially from actual results.

Some of these risks include, amongst others, ongoing competitive pressure in the sector, consumer tastes and spending trends, economic, political, regulatory and trade conditions in the markets where the Inditex Group is present or in the countries where the Group's products are manufactured or distributed.

The risks and uncertainties that could affect the forward-looking statements are difficult to predict. The company assumes no obligation to publicly revise or update its forward-looking statements in the case of unexpected changes, events or circumstances that could affect them. Given the uncertainties of forward-looking statements, we caution readers not to place undue reliance on these statements.

For a discussion of these and other factors that may affect forward looking statements and the Inditex Group's business, financial conditions and results of operations, see the documents and information communicated by the company to the Comisión Nacional del Mercado de Valores *(the Spanish Securities Commission)*.

The contents of this disclaimer should be taken into account by all persons or entities.

1. Profit & loss statement

Grupo Inditex
2003 third quarter profit & loss statement
Millions of euros

	3Q 2003 (*)	3Q 2002 (*)	Var % 03/02	FY 2002
Net sales	3,199.9	2,758.1	16%	3,974.0
Cost of sales	(1,572.8)	(1307.8)		(1,926.2)
Gross profit	**1,627.0**	**1,450.4**	**12%**	**2,047.8**
Gross margin	*50.8%*	*52.6%*		*51.5%*
Operating expenses	(1,026.5)	(844.5)	22%	(1179.7)
Operating cash flow (EBITDA)	**600.5**	**605.8**	**(1%)**	**868.1**
EBITDA margin	*18.8%*	*22.0%*		*21.8%*
Fixed assets depreciation	(157.4)	(140.5)		(185.4)
Goodwill amortisation	(7.0)	(7.3)		(9.5)
Provisions	(8.8)	(10.6)		(13.7)
Operating income (EBIT)	**427.4**	**447.4**	**(4%)**	**659.5**
EBIT margin	*13.4%*	*16.2%*		*16.6%*
Net financial results	(5.9)	(27.2)		(30.0)
Ordinary income	**421.4**	**420.3**	**0%**	**629.5**
Ordinary margin	*13.2%*	*15.2%*		*15.8%*
Extraordinary income (loss)	(19.9)	(16.6)		(14.5)
Income before taxes	**401.5**	**403.7**	**(1%)**	**615.1**
EBT margin	*12.5%*	*14.6%*		*15.5%*
Taxes	(112.4)	(125.1)		(172.6)
Net income before minorities	**289.1**	**278.6**	**4%**	**442.5**
	9.0%	*10.1%*		*11.1%*
Minorities	(4.4)	(4.4)		(4.4)
Net income	**284.6**	**274.1**	**4%**	**438.1**
Net income margin	*8.9%*	*9.9%*		*11.0%*
Earnings per share, cents of euro (**)	**45.7**	**44.0**	**4%**	**70.3**

(*) Unaudited data

(**) On 623,330,400 shares

2. Consolidated Balance sheet

Grupo Inditex

Consolidated Balance Sheet as of 31 October 2003

Millions of euros

	31 October 2003 (*)	31 October 2002 (*)	31 January 2003
ASSETS			
Net fixed assets (**)	2,021.8	1,782.5	1,791.3
Goodwill	55.6	64.9	62.6
Deferred charges	14.6	15.1	13.9
Total fixed assets	**2,092.0**	**1,862.5**	**1,867.8**
Inventories	589.5	429.4	382.4
Receivables	272.2	293.7	237.7
Cash & cash equivalents	304.5	257.5	516.0
Accruals	8.7	8.5	9.8
Total current assets	**1,175.0**	**989.0**	**1,146.0**
TOTAL ASSETS	3,266.9	2,851.5	3,013.8
SHAREHOLDERS' EQUITY & LIABILITIES			
Shareholders' equity	**1,950.6**	**1,637.7**	**1,761.3**
Minority interest, deferred revenues & provisions	83.1	85.3	69.0
Long term financial debt	139.3	134.8	129.3
Other long term payables	41.4	40.8	41.4
Long term liabilities	**263.7**	**260.8**	**239.8**
Short term financial debt	96.3	116.7	144.5
Trade and other non-trade payable	956.3	836.3	868.2
Current liabilities	**1,052.6**	**953.0**	**1,012.7**
TOTAL LIABILITIES	3,266.9	2,851.5	3,013.8

(*) Unaudited data

(**) Includes Treasury stock for € 89,313 as of October 31st 2003 and € 447,000 as of 31st October 2002 and January 31st 2003

3. Comments on the P&L account

- Net sales

Net sales reach €3,199.9 million, a 16% increase over 3Q2002, due to the increase in selling area and despite the impact of negative like-for-like sales growth and currency translation. Sales growth in constant currency is 20%.

The list of openings and existing stores at the end of the period is the following:

	Net openings		Current stores	
Concept	3Q 2003	3Q 2002	31 Oct 2003	31 Oct 2002
ZARA	62	49	593	515
KIDDY'S CLASS	35	9	94	50
PULL & BEAR	44	32	340	281
MASSIMO DUTTI	37	18	287	241
BERSHKA	39	31	236	182
STRADIVARIUS	28	24	181	144
OYSHO	(1)	36	71	70
ZARA HOME	16	0	16	0
Total	**260**	**199**	**1,818**	**1,483**

International store sales reach 53.8% of total (vs. 53.4% in 3Q02). The area with the highest growth both in sales and profits is Europe ex-Spain, with sales growing by 22%, reaching 35.3% of total sales vs. 33.3% in 3Q02. Store sales in the Americas decrease its weight to 12.4% of total sales (14.2% in 3Q02), due to the depreciation of currencies in the area.

Units sold in the second half (August – November) have increased by 26% approximately, thirteen percentage points higher than sales growth in constant currency. Average selling price is 10% lower than in the same period the year before. These variations are a consequence of the fashion mix and not due to discounting activity or changes in price architecture.

- Impact of currency exchange rates on sales growth

Sales growth in constant currency reach 20% vs. 3Q02. The difference to Net sales is mainly due to the depreciation of some currencies versus the Euro since 2002 (see 1Q03 Results Annex).

Below is the impact of these depreciations at the end of last three quarters:

	Feb- Abr 2003	Feb-Jul 2003	Feb-Oct 2003
Net sales growth - Average exchange rates	15%	19%	16%
Net sales growth - Constant exchange rates	22%	25%	20%
Difference in total growth	(7%)	(6%)	(4%)

Should currencies remain at current levels, this impact should decrease over the year.

- Gross Profit

Gross profit has reached €1,627.0 million, 12% higher than the same period of 2002. Gross margin has reached 50.8% of sales (vs. 52.6% in 3Q2002).

INDITEX reaffirms that the impact of currencies at current levels and the small readjustments in selling prices may impact 2H03 gross margin by between 100 and 150 b.p. versus that of 2H02.

Q3 gross margin, which corresponds to the beginning of autumn-winter season, has decreased by 250 b.p., to reach 52.2% of sales (vs. 54.7% in Q3 02). This performance is consistent with the above mentioned estimate.

- Operating income (EBIT)

EBIT for 3Q2003 has reached €427.4 million, 4% lower. Operating income on sales has reached 13.4% (vs. 16.2% for 3Q2002) due to the gross margin decrease and the negative LFL in Q3.

Operating expenses have grown in accordance with the Group's budget, and include all the start-up costs for new openings (essentially leases and salaries paid for stores that are not yet open).

The ordinary provisions charged correspond mainly to the Group's estimated write-downs of not fully depreciated assets as a result of the refurbishment of existing stores.

- Ordinary income

Ordinary income at 3Q2003 reaches €421.4 million, similar to that of 3Q2002.

The breakdown of Net financial result is as follows:

Millions of euros	3Q 2003	3Q 2002	FY 2002
Net financial expenses	(5,4)	(6,6)	(6,2)
Foreign exchange losses	(0,5)	(20,6)	(23,7)
Net losses of companies carried by the equity method	0,0	0,0	(0,1)
Total	**(5,9)**	**(27,2)**	**(30,0)**

Net financial expenses are lower than in 3Q02 due to the improvement in the net financial position.

Foreign exchange losses in FY02 were principally due to the impact of exchange rates over inter-company commercial and financing operations. As the Latin American currencies that caused those expenses have not experienced further depreciations, there is no significant charge for that concept in the first quarter 2003.

- Income before taxes, Net income before minorities and Net income

Net income reaches €284.6 million, 4% higher than 3Q2002.

Extraordinary losses in the 3Q03 include a €15 million charge for contingencies and write-offs that may be required for this fiscal year.

The tax rate for the first nine months is the best estimate for FY2003 according to current information.

4. Balance sheet

The consolidated balance sheet of INDITEX maintains a similar structure as in previous quarters.

A breakdown of the Net financial position in 3Q2003 is shown in the table below:

NET FINANCIAL CASH (DEBT) (Millions of euros)			
Description	**31 October 2003**	**31 October 2002**	**31 January 2003**
Cash & cash equivalents	304.5	257.5	516.0
Long term financial debt	(139.3)	(134.8)	(129.3)
Short term financial debt	(96.3)	(116.7)	(144.5)
Deferred financial expenses	1.9	3.6	3.4
NET FINANCIAL CASH (DEBT)	**70.8**	**9.5**	**245.6**

The table below shows the breakdown of working capital at 3Q2003:

WORKING CAPITAL (Millions of euros)			
Description	**31 October 2003**	**31 October 2002**	**31 January 2003**
Inventories	589.5	429.4	382.4
Receivables	272.2	293.7	237.7
Accruals	8.7	8.5	9.8
Other short term liabilities	(956.3)	(836.3)	(868.2)
Operating working capital	**(85.8)**	**(104.7)**	**(238.3)**
Cash & cash equivalents	304.5	257.5	516.0
Short term financial debt	(96.3)	(116.7)	(144.5)
Financial working capital	**208.2**	**140.7**	**371.5**
Total working capital	**122.4**	**36.0**	**133.2**

5. Other information

At the present date, the Group estimates the net opening of between 355 and 380 stores in FY2003, including those opened during the third quarter. A detailed list of the openings is given below:

Concept	FY 2003 Openings forecast Range			% Interna-tional	Total 2002
ZARA	95	-	100	75%	65
KIDDY'S CLASS	46	-	48	15%	18
PULL & BEAR	51	-	54	25%	47
MASSIMO DUTTI	45	-	50	50%	27
BERSHKA	58	-	62	40%	46
STRADIVARIUS	33	-	36	15%	33
OYSHO	4	-	5	15%	38
ZARA HOME	23	-	25	10%	0
Total	**355**	**-**	**380**		**274**

Expected CAPEX in FY2003 is between €550 million and €600 million, of which approximately €400 million has been incurred during the first nine months of 2003.

Agreements of the Board of Directors

INDITEX Board of Directors has agreed today to change the Internal Regulations regarding Transactions in Securities to adapt them to the requirements of the new Spanish corporate governance legislation (Law 26/2003). Additional restrictions have been approved regarding transactions with INDITEX securities. The sale of shares by Board Members is restricted to a period of 45 days after the release of quarterly results.

Beginning 4Q2003

The beginning of the 4Q03 is being impacted by a strong discounting activity in the retail sector in the major markets where INDITEX operates.

During the first 6 weeks of 4Q2003 LFL is negative, below management expectations.

INDITEX reaffirms that the impact of currencies at current levels and the small readjustments in selling prices may impact 2H03 gross margin between 100 and 150 b.p. versus that of 2H02.

Nevertheless, depending on December trading, and as a consequence, on the inventory position at the beginning of the sales period, 2H03 gross margin may decrease up to additional 100 b.p. on top of the above mentioned estimate.

* * * *

The results for FY2003 (1 February – 31 January) will be published on 25 March 2004.

For additional information:

Investor Relations. INDITEX.
José Mª Alvarez
+ 34 981 18 53 64
r.inversores@inditex.com
ir@inditex.com

INDITEX

FILE Nº 82-5185

3Q03 Results

February - October 2003

INDITEX

This document is of a purely informative nature and does not constitute an offer to sell, exchange or buy, or the solicitation of an offer to buy, securities issued by any of the companies mentioned herein.

This document contains forward-looking statements. All statements other than statements of historical fact included herein, including, without limitation, those regarding our financial position, business strategy, management plans and objectives for future operations are forward-looking statements. Any such forward-looking statements are subject to risk and uncertainty and thus could differ materially from actual results.

Some of these risks include, amongst others, ongoing competitive pressure in the sector, consumer tastes and spending trends, economic, political, regulatory and trade conditions in the markets where the Inditex Group is present or in the countries where the Group's products are manufactured or distributed.

The risks and uncertainties that could affect the forward-looking statements are difficult to predict. The company assumes no obligation to publicly revise or update its forward-looking statements in the case of unexpected changes, events or circumstances that could affect them. Given the uncertainties of forward-looking statements, we caution readers not to place undue reliance on these statements.

For a discussion of these and other factors that may affect forward looking statements and the Inditex Group's business, financial conditions and results of operations, see the documents and information communicated by the company to the Comisión Nacional del Mercado de Valores *(the Spanish Securities Commission)*.

The contents of this disclaimer should be taken into account by all persons or entities.

Profit and loss account

INDITEX

€ MM	3Q03	3Q02	Var. 3Q03/3Q02
Net sales	3,199.9	2,758.1	16%
% gross margin	50.8%	52.6%	
EBITDA	600.5	605.8	(1%)
% EBITDA margin	18.8%	22.0%	
EBIT	427.4	447.4	(4%)
% EBIT margin	13.4%	16.2%	
Net income	284.6	274.1	4%
% net income	8.9%	9.9%	
EPS (€ cents)	45.7	44.0	4%

3Q2003 highlights

INDITEX

260 net store openings

During 6 first weeks of fourth quarter, the Group sales remains below Management's expectations

Openings

INDITEX

Higher number of openings vs. 3Q02

	Net openings		Stores as of 31 Oct 03	Stores as of 31 Oct 02
	3Q03	3Q02		
ZARA	62	49	593	515
KIDDY'S CLASS	35	9	94	50
PULL & BEAR	44	32	340	281
MASSIMO DUTTI	37	18	287	241
BERSHKA	39	31	236	182
STRADIVARIUS	28	24	181	144
OYSHO	(1)	36	71	70
ZARA HOME	16	0	19	0
Total net openings	260	199	1,818	1,483

Outlook

INDITEX

2003E

Expected CAPEX 550 - 600 MM €
Store openings program:

	Openings		% international openings
ZARA	95	100	75%
KIDDY'S CLASS	46	48	15%
PULL & BEAR	51	54	25%
MASSIMO DUTTI	45	50	50%
BERSHKA	58	62	40%
STRADIVARIUS	33	36	15%
OYSHO	4	5	15%
ZARA HOME	23	25	10%
total net openings	355	380	

FILE N° 82-5185

Documents:

"COMUNICACIÓN DE HECHO RELEVANTE EN RELACIÓN CON LA MODIFICACIÓN DEL REGLAMENTO INTERNO DE CONDUCTA DE INDUSTRIA DE DISEÑO TEXTIL, S.A. Y SU GRUPO DE SOCIEDADES EN MATERIAS RELATIVAS A LOS MERCADOS DE VALORES"

Description:

This document has been filed with the Spanish Exchange Commission ("Comisión Nacional del Mercado de Valores") in order to comply with the Spanish legal requirements regarding the filing of the amendments to the Internal Regulations of Conduct of the Company. These amendments were passed on by the Board of Directors in its meeting held on 11 December 2003.

FILE Nº 82-5185

COMUNICACIÓN DE HECHO RELEVANTE

INDUSTRIA DE DISEÑO TEXTIL, S.A. (INDITEX, S.A.), de conformidad con lo establecido en el articulo 82 de la Ley del Mercado de Valores, procede por medio del presente escrito a comunicar el siguiente:

HECHO RELEVANTE

11 de diciembre de 2003.- El Consejo de Administración de INDITEX, en su reunión de hoy, ha acordado modificar el Reglamento Interno de Conducta de Industria de Diseño Textil, S.A. y su Grupo de Sociedades en materias relativas a los Mercados de Valores.

A continuación se relacionan las principales modificaciones introducidas:

1.- Información Reservada (artículo 2.9)

- Se modifica la definición de Información Reservada y se considera como tal a la información financiera periódica.

2.- Definición de Personas Vinculadas (artículo 2.11)

- Se define como tal al cónyuge de la Persona Afectada o persona con análoga relación de afectividad, eliminándose la excepción relativa a las operaciones que afecten al patrimonio privativo del cónyuge de la Persona Afectada.

3.- Periodos cerrados (artículo 4.3.4)

- Se prohíbe la realización de operaciones sobre Valores e Instrumentos Afectados en el plazo de las tres semanas anteriores a la comunicación por la Sociedad de los resultados trimestrales, semestrales o anuales, consignándose ahora por escrito la práctica que ya venía realizándose de que la Dirección de Cumplimiento Normativo comunicará tanto la orden de cierre de operaciones como su levantamiento.

4.- Operaciones de los Consejeros (artículo 4.3.5). Se introducen las siguientes condiciones especiales:

- Obligación de poner en conocimiento de la Dirección de Cumplimiento Normativo, con la mayor antelación posible, su intención de realizar operaciones con Valores o Instrumentos Afectados, precisando lo más posible las condiciones de la operación.
- Necesidad de autorización previa del Comité de Cumplimiento Normativo, que sustituye a la autorización ordinaria. Inclusión de la concesión de esta autorización entre las funciones de dicho Comité.
- Periodo de realización de operaciones solamente durante los 45 días siguientes a la fecha en la que el Director de Cumplimiento Normativo haya levantado la orden de cierre de operaciones, tras la comunicación a la CNMV de los resultados trimestrales, semestrales o anuales de la Sociedad.

Antonio Abril Abadín
Consejero Secretario General